7/11

02042570

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hilasal Mexicana, S.A. de C.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL P

FILE NO. 82- 4743 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/12/02

HILASAL MEXICANA, S.A. DE C.V.

Financial Statements

December 31, 2001 y 2000

(With Independent Auditors´ Report Thereon)

(Translation from Spanish Language Original)

Independent Auditors' Report

(Translation from Spanish Language Original)

The Board of Directors and Stockholders
Hilasal Mexicana, S. A. de C. V.:

We have examined the accompanying balance sheet of Hilasal Mexicana, S. A. de C. V. as of December 31, 2001, and the related statements of income, stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended on December 31, 2000, are shown only for comparative purposes, due to they were reviewed by another public accountant, who issued his unqualified opinion at February 23, 2001.

Except for what is mentioned in third paragraph of this report, we conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Because we were hired as auditors after December 31, 2000, we could not obtain evidence about the reasonability of the inventory balance at that date, as well as the 2001 determination of the cost of sales corresponding to the part affecting this inventory.

(Continued)

KPMG

In our opinion, except for the effect of those adjustments, should they have been required, if we had been present in the physical inventory as of December 31, 2000 that affect cost of sales of 2001, as it is mentioned in the third paragraph of this report, the financial statements referred to above present fairly, in all material respects, the financial position of Hilasal Mexicana, S. A. de C. V. as of December 31, 2001, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

KPMG CARDENAS DOSAL, S. C.

Luis Enrique Guzmán Ahumada

February 1, 2002

The accompanying financial statements are not intended to present the financial position, results of operations and changes in the financial position in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Mexico. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Mexico, which are similar to international standards.

HILASAL MEXICANA, S.A. DE C.V.

Balance Sheets

December 31, 2001 and 2000

(Constant thousands of Mexican pesos as of December 31, 2001)

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 14,466	5,345
Accounts receivable, net (note 5)	112,882	156,581
Inventories (note 7)	85,175	116,322
Total current assets	212,523	278,248
Property, plant and equipment, net (note 8)	369,519	403,148
Deferred charges	3,050	2,847
	$ 585,092	684,243

Liabilities and Stockholders' Equity	2001	2000
Current liabilities:		
Notes payable to banks (note 9)	$ 32,092	82,047
Current installments of long-term debt (note 10)	21,777	29,178
Trade accounts payable	20,216	29,281
Accrued expenses	6,936	14,549
Income tax payable	7,197	-
Employee statutory profit sharing	4,858	1,667
Related parties (note 6)	4,287	14,244
Total current liabilities	97,363	170,966
Long-term debt, excluding current installments (note 10)	161,607	154,252
Seniority premiums (note 11)	750	1,717
Other long-term liabilities	1,563	2,109
Deferred income tax (note 12)	49,941	64,709
Total liabilities	311,224	393,753
Stockholders' equity (note 13):		
Capital stock	153,771	146,451
Additional paid-in capital	39,617	37,327
Purchase of own shares reserve	5,047	17,257
Retained earnings	278,915	277,502
Cumulative deferred income tax	(55,817)	(55,817)
Equity restatement	(147,665)	(132,230)
Total stockholders' equity	273,868	290,490
Contingent liabilities (note 14)		
	$ 585,092	684,243

See accompanying notes to financial statements.

HILASAL MEXICANA, S. A. DE C. V.

Statements of Income

Years ended December 31, 2001 and 2000

(Costant thousands of Mexican pesos as of December 31, 2001)

		2001	2000
Net sales (note 6)	$	433,639	501,239
Cost of sales (note 6)		295,842	328,635
Gross profit		137,797	172,604
Operating expenses		66,769	71,252
Operating income		71,028	101,352
Comprehensive financial results:			
Interest expense		16,794	24,437
Interest income		(905)	(1,118)
Foreign exchange (gain) loss, net		(10,445)	3,224
Monetary position gain		(6,190)	(16,379)
Comprehensive financial results, net		(746)	10,164
Other expenses, net (note 6)		27,855	14,640
Income before income tax and employee statutory profit sharing		43,919	76,548
Income tax (note 12):			
Current		19,716	8,582
Deferred		(9,989)	14,447
Total income tax		9,727	23,029
Employee statutory profit sharing (note 12)		4,857	1,664
Net income	$	29,335	51,855
Net income per ordinary share (note 13)	$	0.22	0.38

See accompanying notes to financial statements.

HILASAL MEXICANA, S.A. DE C.V.

Statements of Stockholders' Equity

Years ended December 31, 2001 and 2000

(Constant thousands of Mexican pesos as of December 31, 2001)

	Capital stock	Additional paid-in capital	Purchase of own shares reserve	Retained earnings: Appropiated to legal reserve	Retained earnings: Unappropiated	Retained earnings: Total	Cumulative deferred income tax	Equity restatement	Total stockholders' equity
Balances at December 31, 1999	$ 149,419	40,325	5,611	8,735	260,225	268,960	-	(94,516)	369,799
Increase in legal reserve and in purchase of own shares reserve	-	-	11,001	3,621	(14,622)	(11,001)	-	-	-
Dividends declared (note 13)	-	-	-	-	(32,312)	(32,312)	-	-	(32,312)
Purchase of own shares, net	(2,968)	(2,998)	645	-	-	-	-	882	(4,439)
Net comprehensive loss (note 13)	-	-	-	-	51,855	51,855	(55,817)	(38,596)	(42,558)
Balances at December 31, 2000	146,451	37,327	17,257	12,356	265,146	277,502	(55,817)	(132,230)	290,490
Increase in legal reserve	-	-	-	2,564	(2,564)	-	-	-	-
Purchase of own shares, net	7,320	2,290	(12,210)	-	-	-	-	-	(2,600)
Dividends declared (note 13)	-	-	-	-	(27,922)	(27,922)	-	-	(27,922)
Net comprehensive income (note 13)	-	-	-	-	29,335	29,335	-	(15,435)	13,900
Balances at December 31, 2001	$ 153,771	39,617	5,047	14,920	263,995	278,915	(55,817)	(147,665)	273,868

See accompanying notes to financial statements.

HILASAL MEXICANA, S. A. DE C. V.

Statements of Changes in Financial Position

Years ended December 31, 2001 and 2000

(Constant thousands of Mexican pesos as of December 31, 2001)

		2001	2000
Operating activities:			
Net income	$	29,335	51,855
Add charges (deduct credits) in operations not requiring (providing) funds:			
Depreciation		33,248	35,686
Accrual for seniority premiums		(967)	228
Deferred income tax		(9,989)	14,447
Funds provided by operations		51,627	102,216
Net financing from (investing in) operating accounts:			
Trade receivables, net		23,058	450
Accounts receivable from related parties		5,667	(1,725)
Other receivables		14,974	(8,208)
Inventories		31,147	(36,174)
Accounts payable, accrued expenses and other long-term liabilities		(17,224)	1,301
Income tax and employee statutory profit sharing		10,388	(7,906)
Accounts payable to related parties		(9,957)	14,244
Funds provided by operating activities		109,680	64,198
Financing activities:			
Loans (paid) obtained, net		(50,001)	21,250
Dividends paid		(27,922)	(32,312)
Purchase of own shares		(2,600)	(4,439)
Deferred income tax effect applied to equity restatement		(4,779)	-
Funds used in financing activities		(85,302)	(15,501)
Investing activities:			
Capital expenditures		(15,054)	(47,060)
(Increase) decrease in other noncurrent assets		(203)	878
Funds used in investing activities		(15,257)	(46,182)
Increase in cash and cash equivalents		9,121	2,515
Cash and cash equivalents:			
At beginning of year		5,345	2,830
At end of year	$	14,466	5,345

See accompanying notes to financial statements.

(Constant thousands of Mexican pesos as of December 31, 2001,

These financial statements have been translated from the Spanish language original only for convenience of foreign/English–speaking readers.

(1) Description of business -

The principal activity of Hilasal Mexicana, S.A. de C.V. (the Company) is the manufacture, purchase and sale of towels and similar products.

(2) Summary of significant accounting policies -

(a) Financial statement presentation -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which require the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (central bank). The indexes used in recognizing inflation were as follows:

December 31	NCPI	Inflation
2001	351.418	4.40%
2000	336.596	8.96%
1999	308.919	12.32%

For purposes of disclosure, pesos or "$" means Mexican pesos, and dollars means U.S. dollars.

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

(b) Cash equivalents -

Cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. At the date of the financial statements, interest income and expense and foreign exchange gains and losses are included in the results of operations, under comprehensive financial results.

(Continued)

(c) Inventories and cost of sales -

Inventories are presented at its replacement cost or market value, the lower. The replacement cost is determined by the average cost method based on its standard cost.

Cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent year end.

(d) Property, plant and equipment -

Property, plant and equipment is recorded at acquisition cost and adjusted for inflation by applying NCPI factors. Foreign machinery and equipment is adjusted for inflation using the inflation index of the country of origin of the assets and the change in the foreign exchange rate to the peso.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by independent appraisers. The total useful lives of the principal asset classes are as follows:

	Years
Buildings	45
Machinery and equipment	11
Transportation equipment	12
Furniture and office equipment	10
Computer equipment	6

Repair and maintenance costs are recorded in results as incurred.

(Continued)

(e) ***Seniority premiums -***

Seniority premium benefits to which employees are entitled in accordance with the law are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of prior service costs is based on the estimated service lives of existing personnel. At December 31, 2001, the estimated service life of employees entitled to plan benefits approximates 19 years (see note 11).

Other compensation to which employees may be entitled, mainly severance, is charged to operations as incurred.

(f) ***Income (IT) and asset (AT) taxes, and employee statutory profit sharing (ESPS) -***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

(g) ***Restatement of capital stock and retained earnings -***

This restatement is determined by multiplying stockholder contributions and retained earnings by factors derived from the NCPI, which measure accumulated inflation from the dates contributions were made and earnings arose through the most recent year end. The resulting amounts represent the constant value of stockholders' equity.

(Continued)

(h) *Additional paid-in capital -*

Additional paid-in capital represents the difference between the payment in excess over the nominal shares value, updated through NCPI until the most recent year end.

(i) *Purchase of own shares reserve -*

It is a reserve that becomes from retained earnings created to temporally purchase shares that represents its capital stock, that were previously placed between the public investors, accordingly with the established in the Mexican Stock Market Law.

Accordingly with the Mexican Stock Market Law reformed on June 1°, 2001, the Company modified its accounting policy to record the purchase of own shares, affecting only the account of purchase of own shares reserve, and made the necessary reclassifications in order to restore the capital stock to its nominal value.

(j) *Equity restatement -*

Represents the difference between the specific price level of non-monetary assets and the values determined using factors derived from the NCPI, reduced by the related deferred tax effects from the date the related Bulletin was adopted.

(k) *Cumulative deferred income tax -*

Represents the cumulative effect of adopting the deferred taxes bulletin.

(l) *Comprehensive financial results (CFR) -*

The CFR includes interests, foreign exchanges and monetary position.

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors through year end. The aggregate of these results represents the monetary gain for the year arising from inflation, which is reported in operations for the year.

(Continued)

(m) Revenue recognition -

Revenue from the sale of goods is generally recognized upon delivery of the products. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales, or included in selling expenses, as applicable.

(n) Business concentration -

The Company is engaged in the manufacturing, purchase and sale of towels and similar products. The Company's products are sold to a large number of customers without significant concentration with anyone of them. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management

(o) Contingencies -

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

(p) Impairment of property, plant and equipment -

The Company evaluates periodically the adjusted values of its property, plant and equipment, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

(Continued)

(q) Use of estimates -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(3) Accounting change -

Comprehensive income (Bulletin B-4):

This bulletin, effective beginning on January 1°, 2001, requires the determination and presentation of the comprehensive income in a single row in the statement of stockholders equity, and the disclosure of its components in the notes to financial statements. The comprehensive income (loss) is determined adding to the net income or loss of the year those changes reflected directly in the stock holders' equity, excluding the effect of contributions, reductions and distributions of capital.

Besides of the net income of the year, the comprehensive income of the Company includes the effect of the result from holding non-monetary assets and the cumulative deferred income tax.

(4) Foreign currency exposure -

Monetary assets and liabilities denominated in thousands of dollars as of December 31, 2001 and 2000, were as follows:

	Thousands of dollars	
	2001	**2000**
Current assets	4,237	7,050
Liabilities:		
Current	(7,105)	(13,454)
Long term	(17,625)	(15,390)
	(24,730)	(28,844)
Net liabilities	(20,493)	(21,794)

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

The exchange rate of the peso to the dollar, as of December 31, 2001 and 2000, was $9.16 and $9.60, respectively. At February 1°, 2002, the exchange rate had not varied significantly.

At December 31, 2001, the Company did not have foreign exchange hedging instruments.

Below is a summary of transactions carried out with foreign entities, for the years ended December 31, 2001 and 2000, excluding imports of machinery and equipment:

	Thousands of dollars	
	2001	**2000**
Exportations of goods	19,044	25,240
Imports of goods	7,862	7,917

(5) **Accounts receivable -**

Accounts receivable consist of the following:

		2001	**2000**
Trade	$	109,291	133,022
Other accounts receivable		5,150	6,837
Recoverable taxes		-	13,287
Related parties (note 6)		514	6,181
		114,955	159,327
Less allowance for doubtful accounts		2,073	2,746
	$	112,882	156,581

(Constant thousands of Mexican pesos as of December 31, 2001,

(6) Related parties transactions and balances -

Transactions carried out with related parties during the years ended December 31, 2001 and 2000, were as follows:

		2001	2000
Sales	$	9,523	16,266
Purchases		17,365	15,057
Other expenses		918	237
Other income		3,777	1,689

Balances receivable from and payable to related parties as of December 31, 2001 and 2000 are as follows:

Receivable:		2001	2000
Textiles San Andrés, S.A. de C.V.	$	367	136
Exportadora Hilasal, S.A. de C.V.		147	-
Fashion Towel, Inc.		-	6,045
	$	514	6,181

Payable		2001	2000
Exportadora Hilasal, S.A. de C.V.	$	4,116	14,238
Fashion Towel, Inc.		165	-
Textiles San Andrés, S.A. de C.V.		6	-
Sabo Corporation Inc.		-	6
	$	4,287	14,244

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

(7) Inventories -

Inventories are comprised as follows:

		2001	2000
Finished goods	$	45,099	58,425
Work in process		9,584	19,972
Raw materials		11,405	12,057
Materials and spare parts		17,743	20,661
Goods in transit		1,344	5,207
	$	85,175	116,322

(8) Property, plant and equipment -

Property, plant and equipment are comprised as follows:

		2001	2000
Buildings	$	114,613	110,880
Machinery and equipment		376,354	401,436
Transportation equipment		4,969	5,818
Furniture and office equipment		4,586	4,410
Computer equipment		6,624	7,488
		507,146	530,032
Less accumulated depreciation		198,090	174,791
		309,056	355,241
Land		36,483	36,056
Construction in progress		23,980	11,851
	$	369,519	403,148

Certain of the loans mentioned in notes 9 and 10 are guaranteed by certain property, plant and equipment.

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

The Company has idle plant facilities approximating 40% of total installed capacity. The estimated amount charged to operations, computed considering the following items: depreciation, labor and other, was $14,687 in 2001 and $10,708 in 2000.

(9) Notes payable to banks -

At December 31, 2001 are comprised for two notes signed with Bital, S.A. for an amount of 1,500 and 1,000 thousand dollars, bearing interest at Libor rate plus 1.125 and 1 point, respectively, payables in one installment, maturing on February 12 and January 28, 2002, respectively. The note with maturity in January 28, 2002 was renovated under the same conditions, extending its maturity until July 26, 2002.

Additionally, at December 31, 2001 debt is comprised for a note signed with BBVA Bancomer, S.A. for an amount of 1,000 thousand of dollar, bearing interest at Libor rate plus 0.9697 points, payable in one installment, maturing on February 4, 2002.

At December 31, 2000, were comprised for several notes for financing imports for 8,178 thousand dollars, that had maturities in 2001 and were paid during the year.

(10) Long term debt -

The long-term debt consists of the following:

		2001	2000
Simple credit undersigned on June 23, 1998 with Bancomer, S.A. for 3,000 thousand dollars, guaranteed with foreign commerce operations, bearing interest at Libor plus 1.65 points, payable in 9 semi-annual installments, maturing on June 23, 2003.	$	18,338	33,443
Simple credit undersigned on July 12, 2001 with Bancomer, S.A. for 5,000 thousand dollars, guaranteed with foreign commerce operations, bearing interest at Libor plus 1.89 points, payable in 8 semi-annual installments, maturing on June 12, 2006.		45,846	-
Current account credit undersigned on September 28, 2001 with Banco Santander Mexicano, S.A. for 3,000 thousand dollars, bearing interest at Libor rate plus 1.80 points, payable in one installment, maturing on March 29, 2003.		27,509	-
Subtotal, carried forward	$	91,693	33,443

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

Subtotal, brought forward	$	91,693	33,443
Simple credit undersigned on September 28, 2001 with GE Capital Bank, S.A. for 10,000 thousand dollars, bearing interest at Libor rate plus 1.90 points, payable in 24 monthly installments, maturing on September 29, 2008. Guaranteed with machinery and equipment.		91,691	-
Exportation credit undersigned with Citibank Mexico, S.A. for 3,000 thousand dollars, bearing interest at Libor rate plus 2 points, and payable in a single installment on March 27, 2002. This credit was paid in advance in 2001, through the credit obtained from GE Capital Bank S.A.		-	30,098
Secured loan undersigned with Citibank Mexico, S.A. de C.V. for 2,450 thousand dollars, bearing interest at Libor rate plus 2.60 points, and payable in seven semi-annual installments, maturing in March 2004. This credit was paid in advance in 2001, through the credit obtained from GE Capital Bank S.A.		-	24,580
Secured loan undersigned with Comerica Bank, S.A. for 3,500 thousand dollars, bearing interest at Libor rate plus 2.60 points, and payable in eight semi-annual installments, maturing in November 2004. This credit was paid in advance in 2001, through the credit obtained from GE Capital Bank S.A.		-	35,114
Secured loan undersigned with Comerica Bank, S.A. for 6,000 thousand dollars, bearing interest at Libor rate plus 2.25 points, and payable in eight semi-annual installments, maturing on September, 30, 2005. This credit was paid in advance in 2001.		-	60,195
Total long-term debt		183,384	183,430
Less current installments		21,777	29,178
Long-term debt, excluding current installments	$	161,607	154,252

(Continued)

(Constant thousands of Mexican pesos as of December 31, 2001,

Maturities of long-term debt as of December 31, 2001 are as follows:

Year		Amount
2003	$	60,363
2004		26,744
2005 and thereafter		74,500
	$	161,607

Bank loans establish certain restrictive covenants, the most important of which refer to compliance with certain financial ratios, comprehensive insurance on pledged assets, not to sell, pledge or dispose of the assets At December 31, 2001, the Company was in compliance with all covenants.

(11) Seniority premiums -

The cost, obligations and other elements of the seniority premiums, mentioned in note 2e, have been determined based on computations prepared by independent actuaries at December 31, 2001.

At December 31, 2000, seniority premium liability was determined based on computations prepared by independent actuaries at December 31, 1999, updating the amounts to consider the effect as of December 31, 2000.

The components of the net periodic cost for the year ended December 31, 2001 are as follows:

Net periodic cost:		
Service cost	$	258
Interest cost		50
Amortization of prior service cost and plan modifications		53
Variances in assumptions and experience adjustments		(14)
Net periodic cost	$	347

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

The actuarial present value of benefit obligations is as follows:

Present benefit obligation	$	890
Projected benefit obligation (PBO)	$	(1,310)
Unrecognized items:		
Additional liability		(373)
Variances in assumptions and experience adjustments		
Unamortized transition liability		933
Accrued liability recognized on the balance sheet.	$	(750)

Assumptions used to determine the net periodic cost of the plan are as follows:

Discount rate	5%
Rate of compensation increase	2%

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

(12) Income (IT) and asset (AT) taxes and employee statutory profit sharing (ESPS) -

IT and profit sharing expense attributable to income before IT and ESPS differed from the amount computed by applying the Mexican IT rate of 35% and 10% profit sharing to pretax income, as a result of the following:

	2001		2000	
	IT	**ESPS**	**IT**	**ESPS**
Computed "expected" expense	15,371	4,391	26,791	7,654
Effect of the recognition of inflation accordingly with bulletin B-10	(2,479)	(708)	(6,750)	(1,929)
Increase (reduction) resulting from:				
Effects of inflation, net	1,905	(1,012)	4,272	434
Difference between purchases and cost of sales	9,186	2,624	(14,604)	(4,173)
Difference between book and tax depreciation	(3,003)	(275)	(1,612)	(461)
Allowances and accruals	(1,599)	(258)	338	96
Non-deductible expenses	335	95	147	43
IT and ESPS expense	$ 19,716	4,857	8,582	1,664

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, at December 31, 2001 and 2000, are presented below:

		2001	2000
Deferred tax assets:			
Inventory balance as of December 31, 1986 not yet deducted	$	5,693	5,944
Allowance for doubtful accounts		726	960
Accrued liabilities		415	928
Seniority premiums		262	988
Total deferred tax assets		7,096	8,820
Deferred tax liabilities:			
Inventories		29,811	40,712
Property, plant and equipment due to differences in rates of depreciation and immediate deduction		26,057	31,822
Other		1,169	995
Total deferred tax liabilities		57,037	73,529
Net deferred tax liability	$	49,941	64,709

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2001, there are not tax loss carryforwards and AT to recover.

(Continued)

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

(13) Stockholders' equity -

The principal features of stockholders' equity are described below:

a) Structure of capital stock -

- At the Stockholders' Meeting held on April 7, 2000, the stockholders agreed to distribute dividends in the amount of $32,312, corresponding an amount of $0.22 per share.
- At the Stockholders' Meeting held on July 17, 2001, the stockholders agreed to distribute dividends in the amount of $27,922, corresponding an amount of $0.21 per share.

The capital stock at December 31, 2001 is represented by 139,440,000 ordinary, nominative and without nominal value shares serie "A", divided into two classes: 20,160,000 shares of class "I" representing the fixed portion, and 119,280,000 shares of class "II" representing the unlimited variable portion. At December 31, 2001 there are 10,785,854 shares that comprised the purchase of own shares reserve.

b) Comprehensive income (loss) -

The comprehensive income (loss) reported on the statements of stockholders' equity, represents the results of the total performance of the Company during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders' equity, except for net income:

		2001	2000
Net income	$	29,335	51,855
Result from holding non-monetary assets		(20,214)	(38,596)
Deferred income tax on the results from holding non-monetary assets		4,779	-
Cumulative deferred income tax		-	(55,817)
Total	$	13,900	(42,558)

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2001, except where is indicated different)

c) *Income per share -*

Income per share is the result of dividing the income attributed to ordinary shares, between the average of ordinary shares in circulation in the period, the income per share in the years ended as of December 31, 2001 and 2000, is as follows:

		2001	**2000**
Net income	$	29,335	51,855
Average of shares (thousands)		131,493	133,280
Income per ordinary share	$	0.22	0.38

d) *Restrictions on stockholders' equity -*

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2001, the statutory reserve amounts to $14,920, and has not reached the required amount.

Stockholder contributions restated as provided by tax law, may be refunded to the stockholders tax-free, to the extent that the tax bases of such contributions equal or exceed stockholders' equity.

Retained earnings on which no income taxes have been paid, are subject to income taxes in the event of distribution, at the rate of 35%, payable by the Company; consequently, the stockholders may only receive 65% of such amounts.

(Continued)

(14) Contingent liabilities -

(a) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

(b) In accordance with the Income Tax Law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm's-length transactions

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the omitted taxes.

(c) There is a contingent liability arising from labor obligations mentioned in note 2e.